United States securities and exchange commission logo





                             March 23, 2023

       Asher Genoot
       President
       Hut 8 Corp.
       c/o U.S. Data Mining Corp.
       1221 Brickell Avenue, Suite 900
       Miami, Florida 33131

                                                        Re: Hut 8 Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 13,
2023
                                                            File No. 333-269738

       Dear Asher Genoot:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1.                                                   Please provide
disclosure of any significant crypto asset market developments material to understanding or
assessing Hut 8's and USBTC's respective business, financial condition and results of
operations, or share price since either company's last reporting period, including any material
impact from the price volatility of crypto assets.
       Questions and Answers about the Business Combination
       What are the U.S. federal income tax consequences of the Merger..., page
5

   2. You disclose that the parties intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the
Merger, together, be treated as an exchange by Hut 8
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March 23, 2023
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         shareholders and USBTC stockholders, respectively, that qualifies under Section 351(a) of the Internal Revenue Code. Since it appears that the tax consequences to the transaction are material to shareholders, please file a tax opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff
         Legal Bulletin No. 19, Section III.A.2.
Selected Unaudited Financial Data as of January 31, 2023, page 23

3. The combined financial information does not appear to comply with the requirements for the presentation of pro forma financial information in Article 11 of Regulation S-X.
         Please either remove this presentation, or explain to us the purpose of the presentation and the basis for its presentation. Refer to Item 11-02(a)(12) of Regulation S-X.
Market Price of and Dividends on Common Equity
Comparative Per Share Market Price, page 24

4. Please disclose the market value of Hut 8 on an equivalent per share basis. Refer to Item
         3(g) of Form S-4.
Risk Factors, page 27

5. To the extent material, please discuss any reputational harm that either Hut 8 or USBTC may face in light of recent disruptions in the crypto asset markets, including bankruptcies, crypto asset price volatility, and legal proceedings involving prominent crypto platforms.
         For example, discuss how market conditions have affected how either company's business is perceived by customers, counterparties, and regulators, and whether there is a material impact on its operations or financial condition.
6. Please describe any material risks to either Hut 8's or USBTC's business from the possibility of regulatory developments related to crypto assets and crypto asset markets.
          Identify material pending crypto legislation or regulation and describe any material effects it may have on either company's business, financial condition, and results of operations.
7. Please describe any material risks that either Hut 8 or USBTC faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
8. To the extent material, please describe any gaps that either Hut 8's or USBTC's respective
FirstName LastNameAsher Genoot
       board or management have identified with respect to risk management processes and
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       policies in light8 of
                          Corp.
                             current crypto asset market conditions as well as
any changes they have
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       23, 2023  Page 2 those gaps.
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9. Please describe any material financing, liquidity, or other risks that either Hut 8 or
         USBTC faces related to the impact that the current crypto asset market disruption has had, directly or indirectly, on:
             The value of the crypto assets or miners that either company uses as collateral; or
             The value of either company's crypto assets, miners or mining real estate used by
             others as collateral, as applicable in each case.
10. To the extent material to either Hut 8 or USBTC, please describe any of the following risks from disruptions in the crypto asset markets:
             Risk from depreciation in either company's stock price.
             Risk of loss of customer demand for either company's products and services.
             Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in either company's investments or other
              assets.
             Risks of legal proceedings and government investigations, pending or known to be
              threatened, in the United States or in other jurisdictions against either company or its affiliates.
             Risks from price declines or price volatility of crypto assets.
             Risks of increased regulation of the crypto asset industry.
Risks Related to USBTC's Business, page 38

11.      Please expand on your statement on page 46 that    an adverse outcome
of the Niagara Falls
         Litigation may affect U.S. Data Technologies Group Ltd.   s permits
and operations with
         respect to its Niagara Falls data site.    Describe the potential
practical implications of an
         adverse decision in the Niagara Falls Litigation, including whether the site may be
         required to be closed and its impact on USBTC   s business performance
and results of
         operations.
USBTC   s Power Generation-Related Risks
Maintenance, expansion and refurbishment of power generation facilities..., page 58

12. We note your references to "NYISO" and "ERCOT" on page 58 of your filing. Please ensure that all acronyms and terms are defined when first used. Refer to Rule 421(b) of the Securities Act of 1933, as amended.
USBTC's future success will depend upon the value of Bitcoin, page 67

13. Please tell us why you disclose that USBTC will be marking Bitcoin to fair value each quarter since this policy does not appear consistent with that disclosed on page F-31.
The Business Combination, page 75

14. We note that Hut 8 and USBTC provided certain financial forecasts and projections to the financial advisors and that the financial advisors relied upon these financial projections in preparing their fairness opinions. Please disclose in this section the financial projections
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         and forecasts provided to the financial advisors or explain why such information is not material to security holders.
Fairness Opinion of Stifel GMP, page 82

15. Please revise to quantify the fees Hut 8 paid to Stifel GMP when it rendered its fairness opinion. Also please quantify the fees payable to Stifel GMP contingent on completion of the Business Combination or an alternative transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.
Accounting Treatment of the Business Combination, page 95

16. Please tell us about the pertinent facts and circumstances you considered in determining the acquirer in the business combination. Refer to ASC 805-10, including ASC 805-10-
         55-12. Further, you disclose that the preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as New Hut board rights related to tie-break votes and the relative fair values of USBTC and Hut 8 at closing.
         Include a discussion of these matters in your response.
The Business Combination Agreement
Conditions to Completion of the Business Combination, page 114

17. We note your disclosure that certain conditions to the consummation of the business combination may be waived by mutual consent of the Parties. Please specify which, if any, conditions may not be waived by mutual consent of the Parties. Information About Hut 8, page 125

18. To the extent material, please discuss how the bankruptcies of companies in crypto asset-
         related businesses and the downstream effects of those bankruptcies have impacted or may impact Hut 8's business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether Hut 8 has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
19. To the extent material to an understanding of Hut 8's business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
20. To the extent material, please explain whether Hut 8's crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which Hut 8 or its affiliates are a party. If so, identify and quantify the crypto assets used in these financing
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         arrangements and disclose the nature of Hut 8's relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral. Please include similar disclosure for Hut 8's miners used as collateral.
21.      Please revise to address the following:
             Discuss Hut 8's intentions to mine, invest in or transact in crypto assets other than
             Bitcoin and update this disclosure in future filings as
appropriate;
             Describe Hut 8's process, if any, for analyzing whether a particular crypto asset that it intends to mine, invest in, or transact in is a "security" within the meaning of Section
             2(a)(1) of the Securities Act, including whether and how the recent completion of
             Ethereum's transition to Proof-of-Stake consensus has impacted its analysis. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and
             Expand the risk factors section to describe the specific potential consequences to Hut
             8 and to investors if it is subsequently determined that Hut 8 has participated in the unregistered issuance or distribution of securities, including the specific risks inherent in its business model that may necessitate corrective measures as a result of judicial or regulatory actions.
22. Refer to your disclosure in your Annual Information Form, which has been filed as
         Exhibit 99.1 to Hut 8's Annual Report on Form 40-F for the year ended December 31,
         2021 and revise to address the following points:
             On page 11, you disclose that Hut 8 provides cloud services and data centre colocation services to its customers. Please revise to briefly discuss Hut 8's fee structure for providing such services to its customers and include illustrative examples, as appropriate.
             On page 12, you disclose that Hut 8 has entered into agreements with each of ATCO
             Electric Ltd., City of Medicine Hat and Validus for the provision of power or use of electricity. Please revise to describe in greater detail the material terms and conditions of these agreements, including, without limitation, the material obligations of the parties, the duration of the agreement and the material termination provisions.
             On page 13, you state that the primary seasonality that Hut 8 experiences is related to potential changes in electricity prices and that electricity is your largest expense.
             Please revise to provide a discussion of your average cost of electricity for the periods presented, and whether there are any known trends regarding the fluctuations in the cost of electricity. In addition, consider including a discussion of the differences in the cost of electricity for each of the geographic regions you operate.
             On page 16, we note the statements in the bottom risk factor that the Commission's views regarding whether a particular crypto asset falls within the definition of a
                security    under the U.S. federal securities laws have
"evolved over time and it is
             difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new
             SEC commissioners could substantially impact the views of the SEC and its staff."
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              Please remove these statements as the legal tests are well-established by U.S.
              Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Information About USBTC, page 129

23. Please revise this section of your filing to address comments 18 through 20 above as they apply to your disclosure concerning USBTC.
Business Overview, page 129

24. Please discuss USBTC's intentions to mine, invest in or transact in crypto assets other than
         Bitcoin and update this disclosure in future filings as appropriate.
25. You disclose that USBTC owns a 50% interest in the King Mountain JV with a "leading
         North American energy company." Please identify your joint venture partner.
Reactor: Energy Curtailment, page 130

26.      We note your disclosure regarding Reactor,    an advanced, algorithmic
energy curtailment
         platform that USBTC believes will drive significant Bitcoin mining profitability for
         USBTC.    Please provide further detail regarding Reactor, its
development, its role in
         USBTC   s current operations and any measurable changes in energy
efficiency,
         profitability or any other relevant metrics that may drive USBTC   s
results of operations.
Custody Policy, page 132

27.      Please revise this section to address the following:
             Provide quantified disclosure regarding the respective portions of USBTC's Bitcoin balance held by each of the third-party custodians referenced. Disclose the material terms of USBTC's arrangement with each third-party custodian,
             including, for example, in what manner the relevant custodian is required to store
             USBTC's crypto assets, whether it is contractually required to hold USBTC's crypto assets in cold storage, what security precautions the custodian is required to undertake, what inspection rights USBTC has, and what type of insurance, if any, the custodian is required to have to protect USBTC from loss.

       Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.
FirstName LastNameAsher Genoot
28. You disclose that USBTC uses third-party custody solutions to safeguard its bitcoin and
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              not currently hold any bitcoin for third parties." Please disclose whether USBTC
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       23, 2023   Page 6plans or intentions to hold any crypto assets for third parties in the future.
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King Mountain JV, page 133

29. Please disclose the material terms of the King Mountain JV Senior Note, including repayment terms, principal events of default, and any security interests that the lenders may hold. Please clarify the nature of USBTC's assumption of the note, including whether the JV partner has also assumed the note.
Anchorage, page 134

30. We note your disclosure that the Refinanced Loan Agreement with Anchorage Lending
         CA, LLC is    repaid through profits generated from those certain
USBTC miners
         underlying the security interest, as further specified in the Refinanced Loan
         Agreement   USBTC is not required to make a minimum monthly payment.
 Please
         provide further disclosure regarding USBTC   s repayment obligations,
including how
         profit from the relevant miners is determined, what would occur in the event that the relevant miners were rendered inoperative or generated lower profit than expected, what would constitute a payment default under the agreement and other relevant terms.
Cost of Electricity, page 145

31. On page 146, if material, please disclose the amount of demand response payments netted within your costs of electricity for each period. If not material, separately tell us the amounts netted for each period.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
USBTC
Trends and Key Factors Affecting USBTC's Performance
Halving, page 145

32. Please disclose the steps you are taking to address and/or mitigate the impacts of halving, as well as the potential impact of decreased rewards on revenues and economics of your business model.
Key Operating and Financial Indicators, page 146

33. We note the trends and key factors affecting your performance discussed on page 145.
         Please include in the table on page 146 quantification of your key indicators for the network hash rate and difficulty, and the number of miners for each period presented to provide context and support trends in your key operating and financial indicators. If material, also disclose the number of miners that were non-operational in those periods.
34. Please balance your tabular disclosure and following narrative disclosures to include, with equal or greater prominence, the most comparable GAAP measure to Adjusted EBITDA.
         See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
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35.      Please revise to include a breakeven analysis for USBTC   s mining
operations or any other
         crypto assets that it earns or mines that compares the cost to earn or mine one crypto asset with the value of the crypto asset. Please provide a discussion of how USBTC expects the
         Business Combination to impact its breakeven analysis in the future. Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.
Critical Accounting Policies and Significant Estimates, page 148

36. Please revise your disclosure to provide the qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. In your revised disclosure discuss why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. See
         Item 303(b)(3) of Regulation S-K and Instruction 3 to Item 303(b). Digital Asset Mining, page 150

37. Please expand your disclosure regarding USBTC's arrangements with mining pool operators to address the following:
             Provide more detailed disclosure regarding each mining pool, including how each pool operates, the transaction fees paid and the amount of reward received from each pool.
             Disclose the material terms of any service agreements with such providers, including the term and termination provisions thereof.
             Clarify how USBTC calculates or verifies its proportion of the contributed computing power resulting in the amount of cryptocurrency awarded.

         Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.
38. Please briefly discuss whether USBTC's business strategy is to hold its crypto assets for investment or convert them into fiat currency immediately upon receipt or soon thereafter.
          Discuss the average period between receipt of USBTC's crypto assets and the subsequent conversion into fiat currency and quantify the fees incurred. Please revise to disclose whether USBTC has a specific policy for how it will determine when to sell crypto assets for fiat currency to fund operations or growth and through what exchange or if USBTC intends to hold its mining rewards for investment purposes. To the extent USBTC has an agreement with a third-party exchange for converting crypto assets to fiat currency, please disclose the material terms and file the agreement as an exhibit or tell us why this is not required by Item 601(b)(10) of Regulation S-K. Also please apply this comment to the same or similar disclosures of Hut 8 throughout the filing, as applicable.
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Common Stock Valuations, page 152

39. Please provide us your analysis supporting the decline in the fair value of USBTC common stock from $4.34 per share in March 2022 to $0.01 per share in August 2022. In your response also tell us why the exercise price of the options granted in August 2022 was reduced from the March 2022 exercise price of $4.34 per share to only $1.78 per share if the fair value of common stock at that time was $0.01 per share.
Results of Operations, page 153

40. Please discuss, including quantitatively where possible, all known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example that USBTC is currently subject to the Niagara Falls Litigation (page 46).
The year ended June 30, 2022 compared to the period from December 4, 2020 (inception) through June 30, 2021, page 156

41. It appears that the $3.8 million of payments to your officers disclosed in the last two paragraphs on page 162 may be included in the $5.3 million of cash payments to certain employees and advisors included in your one time cost non-GAAP adjustment. Please confirm whether this is true or not. Regardless, tell us how cash payments to current employees do not represent normal cash operating expenses similar to other cash compensation paid to your employees that should not be removed from non-GAAP performance measures under Question 100.01 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
Unaudited Pro Forma Condensed Combined Statement of Financial Condition, page
194

42. Please consider revising the title of this section as your pro forma financial information is not limited to a statement of financial condition.
43. Please revise your introductory disclosure to also discuss the debt extinguishment transaction presented in Note 3 as required by Item 11-02(a)(2) of Regulation S-X.
44. Please tell us your consideration for presenting the Note 2 Acquisition Transaction
         Adjustments before the Note 3 Debt Extinguishment adjustments in your pro forma financial statements and including a subtotal column presenting the proposed business combination to differentiate it from the debt extinguishment.
45. With respect to other transactions or events that have occurred such as the Niagara Falls
         litigation of USBTC and the shut down of Hut 8   s North Bay facility
and the associated
         relocation of miners, please tell us your consideration for presenting Management's
         Adjustments under Item 11-02(a)(7) of Regulation S-X. In your response tell us whether the inclusion of pro forma adjustments for these events would enhance an understanding of the pro forma effects of your proposed transaction since we note these transactions
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         are not included or discussed. If so, revise your presentation to provide Management's
         Adjustments or tell us why they are not warranted. If not, tell us why they would not enhance such an understanding.
Unaudited Pro Forma Combined Statement of Operations, page 196

46. Please revise pages 196 and 197 to present historical basic and diluted per share amounts and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Item 11-02(a)(9)(i) of Regulation S-X.
Note 1. Basis of Presentation, page 198

47. You disclose that New Hut elected not to present Autonomous Entity Adjustments. We note that under Item 11-02(a)(6) of Regulation S-X, you must include adjustments that depict the registrant as an autonomous entity if the conditions in
Item 11-01(a)(7) are met
         (i.e., the registrant previously was a part of another entity and such presentation is necessary to reflect operations and financial position of the registrant as an autonomous entity). As the presentation of Autonomous Entity Adjustments is not optional, please revise your disclosure to remove the indication that you elected not to provide them.
Note 2. Business Combination Transaction Adjustments, page 199

48. In the introduction to the table in pro forma adjustment a) you disclose that you determined the purchase using the share price as of February 10, 2023, but in the table you disclose that the price is as of February 6, 2022. Please revise.
49. Please disclose in more detail how you determined the adjustment to depreciation and amortization expenses. For example, explain how you changed the method of depreciation and/or useful lives of the assets.
50. Please tell us how your pro forma statement of financial position presents current and deferred income taxes. In your response explain why there are no apparent pro forma adjustments for income taxes and reference for us the authoritative literature you rely upon to support your position.
Note 3. Adjustment for USBTC debt extinguishment, page 201

51. Please explain to us why the pro forma footnotes do not include any impact to your
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       revenues and related costs given that you exchanged miners with the finance
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       company.   Refer8 to
                         Corp.
                            Item 11-02(a)(11)(i) of Regulation S-X. Please also
disclose the
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                  miners
                       10 exchanged.
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Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 201

52. We note that the tables all state that the amounts are in thousands of U.S. dollars. It appears that only the amounts in the last column of the tables are in U.S. dollars and the other columns are in Canadian dollars. If true, please revise to clarify.
53. Please disclose the basis for the conversion from Canadian dollars to U.S. dollars.
54. For U.S. GAAP purposes, you classify Hut 8's cryptocurrency in current assets. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20.
55. We note that you made a U.S. GAAP adjustment to reverse the impact of applying the revaluation model for cryptocurrency under IFRS as the revaluation model is prohibited under U.S. GAAP and any impairment losses recognized cannot be subsequently reversed.
         With respect to the accounting for impairment under U.S. GAAP please address the following and reference for us the authoritative literature you rely upon to support your accounting:
             Briefly disclose Hut 8's accounting policy for impairment of cryptocurrency under
              U.S. GAAP.
             Disclose the timing of the assessment. Tell us whether you considered using the lowest intraday amount. Refer to ASC 350-30-35-18B.
             Tell us the market(s) you use to determine the quoted price used to assess impairment for Hut 8's cryptocurrency holdings.
             Tell us how you identified the principal markets. Explain to us the process you undertook to evaluate the various exchanges on which Hut 8 trades and how this process and ultimate conclusion conforms to the guidance in ASC Topic 820 and
              ASC 820-10-35-5A.
56. We note that you reflect no U.S. GAAP adjustments to the Hut 8 financial statements for the recognition of revenue. Please provide us with a thorough accounting analysis, including what literature applies to these arrangements (e.g., ASC 842, ASC 606, ASC
         460, etc.). To the extent ASC 606 is the applicable guidance, please ensure your analysis describes, in appropriate detail, your application of the five steps in ASC 606 and cites the authoritative literature supporting that application. Also ensure your analysis highlights significant accounting judgments you made and the alternatives, if any, that you considered and rejected. In your response, specifically address the following for Hut
         8's self-mining:
             Provide us a representative sample of the contracts with Hut 8's customers for self-
              mining.
             Substantiate how the provision of computing power to the mining pool is Hut 8's sole performance obligation.
             Tell us the types of cryptocurrencies mined by Hut 8 (for example, bitcoin, ethereum, etc.).
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                Tell us whether there are any penalties for contract termination by either party. Tell us what happens if Hut 8 cancels midterm. Also explain whether Hut 8 can withdraw computing power midterm and reinstitute it later that same day.
                Tell us how you determine contract inception.
                Tell us the payment terms for cryptocurrencies earned from the mining pool operator, including identifying the form of consideration (including the type of cryptocurrency), how the amount of consideration is determined, and when Hut 8 is paid.
                Explain the timing of when Hut 8 measures the value of any non-cash consideration under ASC 606-10-32-21.
                Explain the application of any variable consideration constraints.
                Tell us the market used to value the non-cash consideration and how it was determined. Explain to us whether this is your principal market.
57. Please tell us why there is no income tax impact of GAAP adjustments on the historical statement of operations for Hut 8 for the three months ended September 30, 2022 and no apparent US GAAP income tax adjustments on the historical statement of financial condition at September 30, 2022.
58. Regarding adjustment 4(c), please tell us why there is no warrant liability under US
         GAAP at either the Hut 8 level or at the combined pro forma level. In your response specifically clarify whether the warrants are exercisable in Canadian dollars or U.S.
         dollars and the impact this has on your classification at either the Hut 8 or combined pro forma level.
Financial Statements of USBTC
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition
Cryptocurrency mining, page F-9

59. Please address the following related to your cryptocurrency mining revenue recognition.
         In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:
             Provide us with the contracts you have with each of your mining pool operators.
             Tell us specifically how you determine contract inception for each mining pool contract.
             Tell us the payment terms from each mining pool operator. Explain to us the method you use to estimate variable consideration in your arrangements and how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13. Also describe for us the agreed-upon calculation that measures the bitcoin that could have been mined with your contributed hashrate.
             In your disclosure, clarify whether just the transaction fee or all of the consideration received for your mining pool activities is variable and whether it is constrained.
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                You disclose that you measure consideration received at fair value by using the quoted price of the related cryptocurrency at contract inception and you also disclose that you value the non-cash consideration at fair value when notified of the earnings.
              Please reconcile and revise as necessary and tell us how you considered ASC 606-10-
              32-21 which requires noncash consideration to be measured at contract inception.
                Tell us why it is appropriate to deduct operating fees to the mining pool operator from revenue. Clarify whether the single amount (i.e., the net fees received)
              represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.
                Tell us your accounting for the receivables denominated in cryptocurrencies.
60. You disclose that your enforceable right to compensation only begins when you provide computing power to the mining pool operator, and exists in any period that you provide computing power (hourly or daily period depending on the mining pool operator). Please address how this disclosure reconciles with your determination of the timing of contract inception. In circumstances when you are not performing at the beginning of each hour /
         day but commence performance at some point within the hour / day, please clarify for us when contract inception occurs. Refer, for example, to ASC 606-10-25-4. Similarly, if you start and stop performing more than one time within an hour / day, tell us what constitutes contract inception and how many contracts you have during that hour. Further, if you provide continuous performance across more than one hour / day, tell us what constitutes contract inception and contract duration and the reasons why. Please cite the relevant ASC
         606 guidance that supports your determination.
Hosting services, page F-10

61. Please tell us the material rights and obligations of the parties to your hosting transactions.
         Provide us with a thorough accounting analysis, including what literature applies to these arrangements (e.g., ASC 842, ASC 606, ASC 460, etc.). To the extent ASC 606 is the applicable guidance, please ensure your analysis describes, in appropriate detail, your application of the five steps in ASC 606 and cites the authoritative literature supporting that application. Also ensure your analysis highlights significant accounting judgments you made and the alternatives, if any, that you considered and rejected.
Mining equipment sales, page F-11

62. Please tell us the material rights and obligations of the parties to your mining equipment transactions. Provide us with a thorough accounting analysis, including what literature applies to these arrangements (e.g., ASC 842, ASC 606, ASC 460, etc.). To the extent
         ASC 606 is the applicable guidance, please ensure your analysis describes, in appropriate detail, your application of the five steps in ASC 606 and cites the authoritative literature supporting that application. Also ensure your analysis highlights significant accounting judgments you made and the alternatives, if any, that you considered and rejected.
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63. Please tell us why you do not have mining equipment inventory on your balance sheet.
         Tell us the nature of the mining equipment you sell and how and when you obtain the equipment for sale. Tell us how a customer takes possession or control of the equipment and describe any obligation you have to dispose of the mining equipment. Also tell us whether your mining equipment sales include any other performance obligations, such as hosting services.
Note 15. Subsequent Events
Acquisition, page F-19

64. You disclose that on December 6, 2022, you acquired a 50% membership interest in a joint venture. Please tell us about your analysis in determining whether you are required to provide audited financial statements and pro forma financial information for this acquisition. Refer to Rule 3-05 and Article 11 of Regulation S-X. Strategic Operator Agreements, page F-19

65. Please address the following related to your strategic operator agreements. In your response, where appropriate, reference for us the authoritative literature you rely upon to support your accounting:
             Tell us the significant terms of your strategic operator agreements, including payment terms.
             Tell us your revenue recognition accounting policy for the strategic operator agreements.
             Tell us how you measure progress toward satisfaction of the performance obligation.
             Tell us how you determine the transaction price, including estimating variable consideration and assessing whether an estimate of variable consideration is constrained.
Consolidated Statements of Operations, page F-24

66. Please state separately the amount of costs of revenues for tangible goods sold and services. Refer to Item 5-03(b)(2) of Regulation S-X.
Consolidated Statements of Cash Flows, page F-26

67.    Please tell us why it is appropriate to classify the proceeds from the sale of
       cryptocurrencies as an operating activity and reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us how long you hold
FirstName LastNameAsher Genoot
       cryptocurrencies before selling them for cash. Provide us the general time frame you hold
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as the shortest
              cryptocurrencies
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       23, 2023     time
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Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Cryptocurrency, net, page F-31

68. You classify your cryptocurrency (bitcoin) in current assets. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20.
69. You disclose that you perform a quantitative impairment test daily, determining the fair value of your cryptocurrency by using the quoted price as determined by your principal market. Please address the following and reference for us the authoritative literature you rely upon to support your accounting:
             Tell us the market(s) you use to determine the quoted price used to assess impairment for your cryptocurrency holdings.
             Tell us how you identify the principal market. Explain to us the process you undertook to evaluate the various exchanges on which you trade and how this process and ultimate conclusion conforms to the guidance in ASC Topic 820 in general and specifically in ASC 820-10-35-5A.
             Disclose the timing of the quoted price used in your assessment. Tell us whether you considered using the lowest intraday amount. Refer to ASC 350-30-35-18B.
             Explain how you apply the qualitative assessment given the existence of a quoted price on apparently active markets.
Stock-based compensation, page F-34

70. Please revise your policy disclosure to clarify how/when you record compensation for awards with market conditions versus those with performance conditions.
Note 5. Cryptocurrency, page F-36

71. Please revise your rollforward of cryptocurrencies to remove the proceeds from sale and realized gains/losses on crypto currencies and replace them with the carrying value of the cryptocurrencies sold. Provide sufficient supplementary disclosure below the reconciliation to relate the carrying value of cryptocurrencies sold to the realized gains/losses on cryptocurrencies sold on your statements of operations. In this regard, we note that the sale proceeds themselves does not impact the cryptocurrencies account balance on your general ledger. Furthermore, tell us why the "proceeds from the sale of cryptocurrency in accounts receivable" is a line item in your rollforward if it does not represent carrying value and/or was not included in the beginning balance of cryptocurrencies.
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Exhibits

72. Please revise to disclose the material terms of the lease agreement between U.S. Data
         Technologies Group Ltd. and 2747 Buffalo Avenue, LLC filed as Exhibit
10.12 to the
         registration statement.
73. The fairness opinion provided by Stifel GMP filed as Exhibit 99.1 indicates that it is provided to the Board of Directors of Hut 8 for "its exclusive use only...and may not be used or relied upon by any other person...without [Stifel GMP's] prior written consent."
         Please also refer to similar language contained in the fairness opinion provided by Kroll,
         LLC filed as Exhibit 99.2. Please remove this limitation on reliance as it is inconsistent with the disclosure relating to the fairness opinions.
74. Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:
             any agreements that memorialize USBTC's joint venture arrangements in connection with its 50% ownership interest in the King Mountain JV, as discussed on page 133;
             and
             the property management agreements that USBTC has entered into with the owners of Charlie, Delta, and Echo, respectively, as discussed on pages 44 and 133.

         Please refer to Item 601(b)(10) of Regulation S-K.
75. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibits 10.6 through 10.8 and
10.12 are not in
         text-searchable format.
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or David Lin at 202-551-3552 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets